Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance on the show “Simply Bitcoin TV” by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on June 20, 2025. A link to the episode is here: https://x.com/SimplyBitcoinTV/status/1936088231361339780.

Nico Moran  00:00

Yeah. Welcome to day three of Bitcoin 2025. I'm here with the CEO of Strive. How are you doing?

Matt Cole  00:05

Good, Nico. How are you, man?

Nico Moran  00:07

Good, Matt.  How's life? How's the conference? Are you thriving?

Matt Cole  00:11

We are we are striving here. We're striving. Yeah. I mean, if you heard but we announced a $750 million raise, largest PIPE ever to buy Bitcoin. So it's been, it's been a fun week.

Nico Moran  00:23

Congratulations on that raise. It's a lot of money to buy Bitcoin, which is always a good thing. Number go up. You buy you. That's the latest thing, right Matt? So could you describe that? Because I think the thing this cycle that I'm seeing is the explosion of a lot of Bitcoin companies, a lot of companies in general that are buying Bitcoin, they're putting it on their balance sheet, and it's helping their valuations tremendously. So could you break down this phenomenon? Why is this happening?

Matt Cole  00:51

I think people are waking up to the fact of monetary debasement of fiat currencies. And I mean, I saw that when I became a Bitcoiner personally in 2016, put basically every single penny I had that you know, wasn't needed in the next month into Bitcoin. And I think what you see is that when you understand the problem of debt and the problem of printing money, and you're looking for an opt out, you instantly feel very short. And this is where you you can get very comfortable when you understand this with the volatility of Bitcoin. Because some people will say, well, it's so volatile, so volatile. I'll tell you when I don't own Bitcoin, I'm nervous. I don't sleep well. And I think that's the mindset of this community here, the Bitcoin community, right? And you're seeing that move into corporate space where AI is going to disrupt most companies. I think many moats are at risk. And I would say our operating business of asset management is also at risk. Not as you know, our ETF AUM is growing basically every single month. But when you look at any industry, I look at our industry, say, okay, what's going to happen with AI? Middle office is going to get disrupted. Back Office is going to get disrupted. Then, you know, the price of the ETFs will ultimately go down. It's going to compress margins, and I think it'll compress valuations across all these different sectors. And so you say, Well, what's, what's my opt out for the future? It's acquire a Bitcoin war chest and go big and then, and then leverage your distinctiveness of your companies. For us, as an asset manager, we laid out all these alpha strategies that are just distinct to us, and that was a true differentiator. But the reality is, is having a war chest of Bitcoin is the answer to push you from into a position of strength, into the future.

Nico Moran  02:26

100% and you see, you've seen this phenomenon as an individual, right? You adopt a Bitcoin standard, boom bomb bing, your life gets better, right? And you adopt a Bitcoin standard as a business, your life gets better. I don't think it's a coincidence that the first country that made Bitcoin legal tender also has one of the lowest crime rates in the Americas, right? And like you know, it's not a coincidence across the board if all of a sudden you adopt sound money and your life improves, your business improves, your runway gets bigger. Now my question to you, because I don't have a background in this, is, what makes it so attractive for investors to give you $750 million to buy Bitcoin, like, like, what is the thought process behind that?

Matt Cole  03:13

So investors want to invest in Bitcoin, treasury companies generally, but we raised a lot of money. What was those conversations with investors. What stood out, what stood out to investors that we heard repeatedly is that we had a true differentiation, and that true differentiation was our alpha strategies. And they said, okay, I'm hearing many different companies trying to pitch, and we think that's interesting, because less than 1% of companies have adopted Bitcoin on their balance sheet that are public. But we brought something that was saying, Hey, this is what's been done today. Here's true differentiation. We're not just differentiating because we're the first publicly traded asset manager. We're actually deploying alpha strategies to outperform Bitcoin over the long run. And that optimism around that story was how we got to the quantum of capital that we were able to get to.

Nico Moran  03:58

That's incredible. That's incredible. What's the what do you see the next five years? And I'm gonna set the tone here for a sec. So we had the Vice President of the United States making a speech at the Bitcoin conference yesterday. Then we have, we had the President of the United States, he was a candidate back then, making a speech last year. You have the regulatory clarity by this current administration saying, listen, we're going to leave you guys alone. You had the massive success, I think, historical success, of the launch of the ETFs, Blackrock ETFs, one of the most subscribed ETFs in history, right? If not the most. So, I mean, where are we five years from now, from my position as a Bitcoiner, from 2016, right? We were dreaming of these things. We understood the game theory. We understand incentives, we understand human nature. So we knew these things were going to happen. But one thing is knowing them and theorizing they're going to happen, and then another thing is actually experiencing them. So where is Bitcoin five years from now?

Matt Cole  05:05

I think that somewhere between 20 to 50% of companies have Bitcoin on their balance sheet in five years from now. That's a lot more than the less than 1% today. You're seeing state adoption right now. I think that's going to continue to be a trend, and I think it makes sense for states to say the federal government is printing money, and we actually have to protect ourselves as a state from a federal government that is irresponsibly spending money. The federal government under the Trump administration is obviously very bullish on Bitcoin, and they're looking for budget neutral ways. They're very serious about that. And I think there's, there's both a risk and opportunity. The risk is that if the US doesn't go hard enough in that, and I think that the strategic Bitcoin and reserve is by far the most important piece of legislation, or the need for execution within the broader Bitcoin and crypto ecosystem. It's way more important than stable coins. It's way more important than the market structure bill, and I think it's been de prioritized a little bit, but I think the US will own a lot more Bitcoin, and the price is going higher. I mean, you look at as an example, DOGE. I was super pumped about DOGE. We need to control government spending. They haven't been able to make a dent in government spending. I do think they've unclogged a lot of bureaucracy. So I don't want to call it a failure, but it's been a failure with regards to actually making the dent in the actual debt. So what does that mean? That means that the money printer is going to keep going burr and the biggest risk so I thought this is really interesting. Bitwise, was talking about when they talked to investors the last several years, every single year, the number one risk has been regulation risks around Bitcoin. That risk has gone to near zero. And so you took the number one risk to near zero. You look at the buying pressure from governments, from you know, even corporations like, you know, strive, you know, look at strategy, what they're doing. There's demand, more demand for Bitcoin than there is being mined. And so I think that when you see these flows, and this reminds me of government QE, that when government QE was happening, the government was printing money, they were buying treasuries, and they were buying mortgage backed securities, and every month, those securities would get more expensive because you had, you know, a buyer that was going to buy. Same thing's happening in Bitcoin because of the demand for it. So I think it's going to be constant buy pressure to push, push the price higher, and I think we're going very higher in the next five years.

Nico Moran  07:23

Yeah, 100% agree with you. If we saw each other in an elevator or at a Bitcoin Conference on the floor in front of the Genesis stage. And the reason I bring up elevator is if you had three minutes to describe your company, what it does, what it does best, why investors should invest in you. How would you do it? You got three minutes.

Matt Cole  07:47

All right. Three minutes, all right. So Bitcoin treasury companies, I think that do this well justify an M-NAV that's greater than the value of their Bitcoin. I think strategy is worth somewhere between a two to 5x multiple of their Bitcoin holdings because of their ability to execute a very unique and distinctive what I will say a beta strategy. Strive is going to be doing those same beta strategies that you're seeing from the MicroStrategies of the world, from the meta planets of the world, but we're also on top of that, going to be doing alpha strategies that are unique to what you would see in traditional hedge funds, multi strategies. A couple examples of those are leveraging our expertise in the biotech industry, where we can actually acquire $1 for less than $1 so it's all like 90 cents on the dollar. So we can buy Bitcoin at a 10% discount that is extremely accretive to common equity shareholders. We're going to be buying Bitcoin claims like the Mount Gox claims that trade at a 20 to 30% discount, but actually have definitive legal judgements. Again, buying Bitcoin, a discounted Bitcoin that's going to accrue value to the common equity shareholders. We're going to be looking at structured Bitcoin, my background, structured products, and deploying some strategies. There some option strategies. All of these things are going to be designed to accrue value to common equity shareholders, but not by over leveraging our company. And to be clear, I do not think MicroStrategy is over levered. I'm just saying I do think that you're going to see new entrants that are going to be over levered, and I think they're going to be very risky. I'm not saying names yet, but I think that as you come, you're going to have to be very careful at what companies are doing. And our alpha strategies are designed to be able to outperform in both bull markets and bear markets, and I think that will accrue a higher multiple because of our ability to execute on both the beta side and the alpha side.

Nico Moran  09:27

Beautiful. Matt, CEO of Strive, thank you so much for joining us, man. Really appreciate.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.